EXHIBIT 12.1

Computation of Ratio of Debt to Equity

	Year ended December 31,
Dollars in thousands	2008	2007	2006	2005	2004
Debt	$462,650	$542,549	$455,137	$400,915	$339,395
Equity	174,946	172,423	169,628	166,354	170,461
Debt to equity	2.64	3.15	2.68	2.41	1.99